Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in millions)	2016	2015	2016	2015
Earnings before income taxes excluding noncontrolling interest	$288	$351	$933	$1,007
Add:
Interest expense	71	70	212	210
Appropriate portion of rental expense (1)	8	7	23	20
Amortization of capitalized interest	1	1	4	4
Earnings as adjusted	$368	$429	$1,172	$1,241

Fixed charges:
Interest expense	$71	$70	$212	$210
Appropriate portion of rental expense (1)	8	7	23	20
Capitalized interest	1	1	5	5
Total fixed charges	$80	$78	$240	$235

Ratio of earnings to fixed charges	4.6x	5.5x	4.9x	5.3x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.